UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 8, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities. The securities referred to herein are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering memorandum. Such offering memorandum will contain detailed information about the company making the offer, its management and financial statements. The securities are being offered only outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The Company and Eastern Air Overseas (Hong Kong) Corporation Limited do not intend to make any public offering of securities in the United States.

ISSUE OF SGD-DENOMINATED BONDS

The Board is pleased to announce that on 7 November 2017, the Company, the Issuer (a wholly owned subsidiary of the Company) and the Joint Lead Managers entered into the Subscription Agreement in relation to the issue of SGD500,000,000 2.80% guaranteed bonds due 2020 by the Issuer.

THE BOND ISSUE

The Board is pleased to announce that on 7 November 2017, the Company, the Issuer (a wholly owned subsidiary of the Company) and the Joint Lead Managers entered into the Subscription Agreement in relation to the issue of SGD500,000,000 2.80% guaranteed bonds due 2020 by the Issuer.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Joint Lead Managers are all Independent Third Parties. None of the Bonds will be offered to the public in Hong Kong or placed to any connected persons of the Company. The Bonds have not been rated.

The principal terms of the Bonds are as follows:

a.	Issuer:	Eastern Air Overseas (Hong Kong) Corporation Limited, a wholly owned subsidiary of the Company

b.	Aggregate principal amount:	SGD500,000,000

c.	Issue price:	100% of the principal amount of the Bonds

d.	Closing date:	16 November 2017

e.	Maturity:	Unless previously redeemed, or purchased and cancelled in accordance with the terms thereof, the Bonds will mature on the interest payment date falling in or nearest to November 2020 at their principal amount

f.	Guarantee:	The Company has unconditionally and irrevocably guaranteed the due payment of all sums expressed to be payable by the Issuer under the Bonds and the Trust Deed

g.	Interest rate:	2.80% per annum, payable semi-annually in arrear in equal instalments of SGD3,500 per SGD250,000 in principal amounts of the Bonds on 16 May and 16 November in each year, commencing on 16 May 2018

h.	Redemption:	The Bonds may be redeemed in accordance with the terms thereof (i) at the option of the Issuer in whole, but not in part, for taxation reasons; or (ii) at the option of a bondholder in all of such holder’s Bonds following the occurrence of a change of control event or a no registration event as set out in the terms and conditions of the Bonds

Collectively, DBS Bank Ltd., Standard Chartered Bank, China Construction Bank Corporation, Singapore Branch, SPDB International Capital Limited and Shanghai Pudong Development Bank Co., Ltd. Singapore Branch are the Joint Global Coordinators, Joint Lead Managers and Joint Bookrunners, and ICBC Singapore, Bank of China, ABC International, Agricultural Bank of China Singapore Branch, Bank of Communications, HSBC, ANZ, CMBC Capital and Haitong International are the Joint Lead Managers and Joint Bookrunners in connection with the Bond Issue. The Issuer intends to use the net proceeds from the Bond Issue for (i) prepayment for purchase of aircraft, (ii) repayment of existing debt and (iii) working capital and other general corporate purposes.

LISTING

The Company and the Issuer will seek a listing of the Bonds on the Stock Exchange. A confirmation of the eligibility for the listing of the Bonds has been received from the Stock Exchange. Admission of the Bonds to the Stock Exchange is not to be taken as an indication of the merits of the Company, the Issuer or the Bonds.

As the conditions precedent to completion of the Subscription Agreement may or may not be satisfied and the Subscription Agreement may be terminated upon the occurrence of certain events, prospective investors and shareholders of the Company are advised to exercise caution when dealing in the securities of the Company.

DEFINITIONS

“Board”	the board of Directors

“Bond Issue”	the issue of the Bonds by the Issuer

“Bonds”	SGD500,000,000 2.80% guaranteed bonds due 2020 to be issued by the Issuer

“Company”	China Eastern Airlines Corporation Limited, a joint stock company incorporated in the PRC with limited liability and whose H Shares (stock code: 00670) are listed on the Main Board of the Stock Exchange

“connected persons”	has the meaning ascribed thereto under the Listing Rules

“Directors”	the directors of the Company

“H Shares”	the ordinary shares of RMB1.00 each in the share capital of the Company, which are issued outside the PRC, listed on the Stock Exchange and traded in Hong Kong

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Independent Third Party(ies)”	parties independent of the Company and its connected persons

“Issuer”	Eastern Air Overseas (Hong Kong) Corporation Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of the Company

“Joint Bookrunners”	the same as the Joint Lead Managers

“Joint Global Coordinators”	collectively, DBS Bank Ltd., Standard Chartered Bank, China Construction Bank Corporation, Singapore Branch, SPDB International Capital Limited and Shanghai Pudong Development Bank Co., Ltd. Singapore Branch

“Joint Lead Managers”	collectively, DBS Bank Ltd., Standard Chartered Bank, China Construction Bank Corporation, Singapore Branch, SPDB International Capital Limited, Shanghai Pudong Development Bank Co., Ltd. Singapore Branch, ICBC Singapore, Bank of China, ABC International, Agricultural Bank of China Singapore Branch, Bank of Communications, HSBC, ANZ, CMBC Capital and Haitong International

“PRC”	the People’s Republic of China

“RMB”	Renminbi yuan, the lawful currency of the PRC

“SGD”	Singapore dollar

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription Agreement”	the subscription agreement dated 7 November 2017 entered into between the Issuer, the Company and the Joint Lead Managers in relation to the Bond Issue

“Trust Deed”	the trust deed to be entered into between the Issuer, the Company and DB Trustees (Hong Kong) Limited as trustee in relation to the Bond Issue

“%”	per cent

By Order of the Board
China Eastern Airlines Corporation Limited
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
8 November 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

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